                                                                EXHIBIT 99(A)(8)


FOR IMMEDIATE RELEASE
----------------------

                                            Contact:
                                            Mark Harnett
                                            MacKenzie Partners, Inc.
                                            (212) 929-5877
                                            John FitzSimons
                                            The Dyson-Kissner-Moran Corporation
                                            (212) 885-1626

                 THE DYSON-KISSNER-MORAN CORPORATION ANNOUNCES
            COMMENCEMENT OF TENDER OFFER FOR OPTEK TECHNOLOGY, INC.

     NEW YORK, May 18, 1999 - The Dyson-Kissner-Moran Corporation announced today that DKM Acquisition Corp., its wholly owned subsidiary, has commenced a cash tender offer to purchase all of the outstanding shares of Optek Technology, Inc. [NASDAQ: OPTT] at a price of $25.50 per share.

     The offer is being made pursuant to the previously announced merger agreement among The Dyson-Kissner-Moran Corporation, DKM Acquisition Corp. and Optek Technology, Inc. The offer is conditioned upon, among other things, the tender of a majority of the shares outstanding on a fully diluted basis and the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on June 15, 1999, unless the offer is extended. Bear, Stearns & Co. Inc. is acting as the Dealer Manager and MacKenzie Partners, Inc. is acting as the Information Agent in connection with the offer.

     The Dyson-Kissner-Moran Corporation is a privately owned holding company with annual revenues approaching $700 million.

     Optek Technology, Inc. is a leading manufacturer of custom optoelectronic, magnetic and fiber optic sensor products. Optek provides components worldwide for manufacturers of office and computer equipment, automobiles, industrial equipment, aerospace and defense applications, medical equipment and communications equipment. Additional information can be accessed on the internet at http://www.optekinc.com.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. Additional copies of such documents can be obtained by contacting the Dealer Manager at (888) 511-5800 or the Information Agent at
(800) 322-2885.
                                     # # #